02046661

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of **September**, 2002

MDS INC.

(Registrant's name)

100 International Boulevard
Toronto, Ontario M9W 6J6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F __ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

Documents Included as Part of this Report

<u>No.</u>	<u>Document</u>
1.	**Press Release, September 19, 2002 - re Q3 Financial Results and Dividend**
2.	

Document 1

MDS Reports Third Quarter 2002 Results

Earnings growth reflects continued strength of Life Sciences businesses

Toronto, Canada, September 19, 2002... MDS Inc. (TSX: MDS, NYSE: MDZ) today reported strong performance for the third quarter ended July 31, 2002. Operating income grew 40%, up from $42 million in the third quarter of 2001, to $59 million in the third quarter of 2002. Revenues increased by 11% to $451 million. Earnings per share from core businesses, which include the Life Sciences and Health segments and exclude non-recurring items, grew 65% to $0.28 compared to $0.17 in the third quarter of 2001. Basic earnings per share increased 38% from $0.16 in the third quarter of 2001 to $0.22 in the same period this year. A table comparing the components of earnings, year over year, is included later in this release.

"The third quarter showed continued strength in our operating results." said John Rogers, MDS President and CEO. "All of our businesses are performing in accordance to plan and, as in the last two quarters, MDS Pharma Services and MDS Sciex have performed particularly well," he added.

Operating results by reportable segment for the quarter were (amounts in millions of CDN dollars):

Third Quarter	**2002**			**2001**		
Segment	**Revenues**	**Operating Income**	**Operating Margin%**	**Revenues**	**Operating Income**	**Operating Margin%**
Life Sciences	269	52	19	226	36	16
Health	181	19	10	180	18	10
Core businesses	450	71	16	406	54	13
Proteomics	1	(12)	n/m	1	(12)	n/m
	451	59	13	407	42	10

Components of earnings per share for the quarter are summarized below:

	Third Quarter 2002	2001
Earning per share from core businesses	$0.28	$0.17
Restructuring activities, net	-	(0.03)
Gain from issue of shares by MDS Proteomics	-	0.07
Impact of MDS Proteomics	(0.06)	(0.05)
Basic earnings per share	$0.22	$0.16

Life Sciences Segment

For the quarter, revenues in the Life Sciences segment grew to $269 million from $226 million for the same period in 2001, an increase of 19%. Operating income increased 44% to $52 million in the quarter from $36 million in the same period last year.

Performance in the Life Sciences segment continued on the strength of performance in the analytical instruments and the contract research businesses. Strong sales of mass spectroscopy products, including the API 4000, contributed to the 41% increase in revenues in the analytical instrument business. Market share recovery in our generics business and growth in our global clinical research business delivered a 24% increase in revenues at MDS Pharma Services over the same period last year.

During the quarter there were a number of important developments in our Life Sciences businesses including:

- The sale of our high dose brachytherapy business to Varian Medical for $17 million. No gain or loss was realized in this transaction.
- The profitability of our global clinical research business has improved. We are pleased by two recently secured late-stage contracts totalling more than $80 million.
- A Medicare reimbursement code was issued for Zevalin, the first radiolabeled monoclonal antibody therapeutic product. We produce the yttrium-90 isotopes used to radiolabel Zevalin and we expect to see sales of the product increase once Medicare funding begins in October.

Health Segment

In the Health segment, revenues were $181 million compared to $180 million for the same quarter in 2001. Operating income for this segment was $19 million in the quarter compared to $18 million for the same period in the prior year. The Diagnostics business grew 9% in the third quarter, as a result of growth in our US and Canadian lab businesses.

MDS Matrx, which accounted for $12 million of revenues in the third quarter last year and was sold in this year's second quarter, caused a decrease in revenues for the third quarter in the Distribution business.

During the quarter, a number of initiatives impacted our performance in the Health segment, including:

- Conclusion of our fee negotiations in British Columbia and recent fee negotiations in Ontario and Alberta ensure reliable cash flow to support the growth opportunities in both Canada and the US.
- MDS Diagnostic Services announced a collaborative alliance with ARUP, a leading esoteric testing laboratory based in Salt Lake City, Utah. ARUP will serve as the primary esoteric testing laboratory for our laboratory partnerships in the US.

Proteomics Segment

In the Proteomics segment, operating losses were $12 million dollars in a quarter that focused on furthering the building of relationships with potential pharma and biotech partners and preserving cash flow. We are confident that we will be able to complete a strategic collaboration with a customer by the end of our fiscal year. Terms of this agreement are expected to include an equity investment in MDS Proteomics. This inflow of cash, combined with an earlier investment by MDS and recent steps taken to reduce the rate of cash usage, is expected to result in MDS Proteomics having sufficient cash resources to fund their development and research program for the next few years.

Outlook

"I am very pleased with our performance in 2002. In an environment marked by continued weakness in equity markets, it is satisfying to see virtually all of our businesses performing well and we anticipate similar strength as we move through the last quarter of 2002." added MDS President and CEO, John Rogers.

There has been a great deal of discussion of late on the topic of executive certification of the accuracy of financial results. We have in place a comprehensive and regular financial reporting review process, which includes both the business unit and corporate level. Additionally, we have for several years conducted a detailed review of our financial results with our Audit Committee and Board of Directors prior to the public release of our quarterly and annual results. This will continue to support our ability to certify the accuracy of our financial results, which will commence with the annual filing for the 2002 fiscal year.

MDS will be holding a conference call today at 11:00 am. This call will be webcast live at www.mdsintl.com and will also be available in archived format at http://www.mdsintl.com/news_present.asp after the call. The Management Discussion and Analysis (MD&A) document can be accessed at http://www.mdsintl.com/mda/q302.pdf.

In addition to reporting the third quarter, MDS declared a cash dividend of $0.05 per Common share, an increase of 15.9%, to all shareholders of record as of September 27, 2002. The dividend is payable on October 11, 2002

MDS Inc. (TSX: MDS; NYSE: MDZ) is an international health and life sciences company. In many of its products and services, it is among the largest and most respected companies in the world. MDS's focus is on advancing health through science. It does this by providing: laboratory testing, imaging agents for nuclear medicine testing, sterilization systems for medical and consumer products, research services to speed discovery and development of new drugs, therapy systems for planning and delivery of cancer treatment, analytical instruments to assist in the development of new drugs, and medical/surgical supplies. MDS employs more than 10,000 highly skilled people at its global operations on five continents. Detailed information about the company is available at the MDS Web site at www.mdsintl.com or by calling 1-888-MDS-7222, 24 hours a day.

This document contains forward-looking statements. Some forward looking statements may be identified by words like "expects", "anticipates", "plans", "intends", "indicates" or similar expressions. The statements are not a guarantee of future performance and are inherently subject to risks and uncertainties. The Company's actual results could differ materially from those currently anticipated due to a number of factors, including, but not limited to, successful integration of structural changes, including restructuring plans, acquisitions, technical or manufacturing or distribution issues, the competitive environment for the Company's products, the degree of market penetration of the Company's products, and other factors set forth in reports and other documents filed by the Company with Canadian and U.S. securities regulatory authorities from time to time.

For Further Information Contact:

Sharon Mathers
Vice President, Investor Relations
416-213-4721
smathers@mdsintl.com

Gary Goertz
Executive Vice-President, Finance & CFO
416-213-4177
ggoertz@mdsintl.com

MDS Inc.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at July 31 with comparatives at October 31 [millions of Canadian dollars]	**2002** **$**	2001 $
ASSETS		
Current		
Cash and short-term investments	**195**	183
Accounts receivable	**308**	299
Inventories	**167**	162
Income taxes recoverable	**8**	8
Prepaid expenses	**27**	24
Future tax assets	**5**	5
	710	681
Capital assets	**716**	661
Future tax assets	**72**	72
Long-term investments and other *[note 2]*	**236**	192
Goodwill and other intangibles	**803**	796
Total assets	**2,537**	2,402
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Bank indebtedness	**9**	12
Accounts payable and accrued liabilities	**319**	320
Deferred income	**71**	89
Income taxes payable	**44**	22
Current portion of long-term debt	**385**	17
	828	460
Long-term debt	**235**	536
Deferred income and other	**57**	81
Future tax liabilities	**31**	21
Minority interest	**55**	61
	1,206	1,159
Shareholders' equity		
Share capital *[note 4]*	**794**	789
Retained earnings	**528**	457
Cumulative translation adjustment	**9**	(3)
	1,331	1,243
Total liabilities and shareholders' equity	**2,537**	2,402

See accompanying notes

CONSOLIDATED STATEMENTS OF INCOME

[millions of Canadian dollars, except per share amounts]	Three months to July 31		Nine months to July 31	
	2002	2001	2002	2001
Net Revenues	**$ 451**	$ 407	**$ 1,317**	$ 1,208
Direct costs	**(279)**	(267)	**(837)**	(789)
Depreciation and amortization	**(20)**	(18)	**(62)**	(54)
Other operating costs	**(94)**	(82)	**(263)**	(256)
Restructuring activities, net	**-**	1	**-**	1
Equity earnings and investment gains	**1**	1	**8**	3
Operating income	**59**	42	**163**	113
Gain from issue of shares by MDS Proteomics	**-**	17	**-**	54
	59	59	**163**	167
Interest expense - long-term	**(4)**	(5)	**(12)**	(15)
- other	**-**	(1)	**(1)**	(1)
Dividend and interest income	**1**	3	**5**	10
Minority interest	**(2)**	(1)	**(3)**	(3)
Income before income taxes	**54**	55	**152**	158
Income taxes	**(24)**	(33)	**(72)**	(63)
Income before amortization of goodwill	**30**	22	**80**	95
Amortization of goodwill (net of tax)	**-**	(10)	**-**	(27)
Net income	**$ 30**	$ 12	**$ 80**	$ 68
Earnings per share *[note 4]*				
Basic	**$ 0.22**	$ 0.16	**$ 0.57**	$ 0.68
Fully diluted	**$ 0.21**	$ 0.16	**$ 0.56**	$ 0.67

See accompanying notes

MDS Inc.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

[millions of Canadian dollars]	Three months to July 31		Nine months to July 31	
	2002	2001	2002	2001
Retained earnings, beginning of period	$ 498	$ 450	**$ 457**	$ 405
Net income	30	12	**80**	68
Repurchase of shares and options	-	(2)	**(3)**	(7)
Dividends -cash	-	-	**(4)**	(4)
-stock	-	-	**(2)**	(2)
Retained earnings, end of period	$ 528	$ 460	**$ 528**	$ 460

CONSOLIDATED STATEMENTS OF CASH FLOWS

[millions of Canadian dollars]	Three months to July 31 2002	2001	Nine months to July 31 2002	2001
Operating activities				
Net income	$ 30	$ 12	$ 80	$ 68
Items not affecting current cash flow *[note 5]*	21	46	80	43
Cash flow from operations	51	58	160	111
Changes in non-cash working capital balances relating to operations *[note 5]*	4	(37)	(37)	(58)
	55	21	123	53
Investing activities				
Acquisitions	(14)	(1)	(15)	(15)
Purchase of capital assets	(51)	(32)	(111)	(90)
Proceeds on divestitures	17	-	23	-
Other	(5)	-	(46)	(4)
	(53)	(33)	(149)	(109)
Financing activities				
Long-term debt issued	-	3	71	84
Long-term debt repayments	(2)	(4)	(2)	(132)
Decrease in deferred income and other	(9)	(1)	(13)	(77)
Payment of cash dividends	-	-	(4)	(4)
Issuance of shares	1	1	3	4
Repurchase of shares and options	(1)	(3)	(3)	(8)
Issuance of shares of subsidiary for cash	-	23	-	38
Minority interest distributions	(3)	(2)	(7)	(7)
Cash effects of translation of foreign subsidiaries	(5)	-	(4)	-
	(19)	17	41	(102)
Increase (decrease) in cash during the period	(17)	5	15	(158)
Cash position, beginning of period	203	134	171	297
Cash position, end of period	$ 186	$ 139	$ 186	$ 139

Cash position comprises cash and short-term investments less bank indebtedness

See accompanying notes

MDS Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All tabular amounts in millions of Canadian dollars, except where noted]

July 31, 2002

1. ACCOUNTING POLICIES

These financial statements have been prepared on a basis consistent with the company's annual financial statements for the year ended October 31, 2001, and should be read in conjunction with the accounting policies and other disclosures in those annual financial statements. These financial statements do not include all of the disclosures required by generally accepted accounting principles applicable to annual financial statements.

Effective November 1, 2001, the Company adopted the requirements of CICA Handbook section 3062, "Goodwill and Other Intangible Assets". Under the new standard, goodwill and intangible assets with indefinite useful lives are no longer amortized but are subject to an impairment review annually or more frequently if deemed appropriate. As of the adoption date, the Company has completed its impairment testing on the balance of goodwill and intangible assets and no impairment loss has been recorded. The Company has determined that it has no intangible assets of indefinite life.

Effective November 1, 2001, the Company adopted CICA Handbook section 3500, "Earnings per Share", which requires the use of the treasury method to calculate diluted earnings per share. The requirements of section 3500 were adopted retroactively and fully diluted EPS figures for the prior year were restated. As a result, the Company's fully diluted EPS decreased by $0.01 for the nine months ended July 31, 2001.

2. LONG-TERM INVESTMENTS

Operating income for the period includes $1 million [2001 - $1] as the Company's share of earnings of significantly influenced companies and partnerships.

3. DISPOSALS

During the quarter, the Company disposed of its high dose rate brachytherapy business for $17 million. No gain or loss was realized from this disposal.

4. EARNINGS PER SHARE

Basic earnings per share have been calculated using the weighted average number of Common shares outstanding during the period. The weighted average number of shares outstanding for the quarter ended July 31, 2002 was 139.9 million basic and 142.4 million fully diluted [2001 – 139.6 and 141.7]. For fiscal 2001, earnings per share after goodwill amortization for the three months ended July 31 were $0.09 (fully diluted - $0.09). For fiscal 2001, earnings per share after goodwill amortization for the nine months ended July 31 were $0.48 (fully diluted - $0.48).

MDS Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All tabular amounts in millions of Canadian dollars, except where noted]

July 31, 2002

5. SUPPLEMENTARY CASH FLOW INFORMATION

Non-cash flow items affecting net income comprise:

	Three Months to July 31		Nine Months to July 31	
	2002	2001	**2002**	2001
	$	$	**$**	$
Depreciation and amortization	**20**	18	**62**	54
Amortization of goodwill	**-**	11	**-**	28
Minority interest	**2**	1	**3**	2
Future income taxes	**(1)**	14	**12**	(5)
Equity earnings (net of distribution)	**-**	-	**(4)**	(1)
Restructuring activity	**-**	19	**-**	19
Gain on issuance of shares by a subsidiary	**-**	(17)	**-**	(54)
Other	**-**	-	**7**	-
	21	46	**80**	43

Changes in non-cash working capital balances relating to operations include:

	Three Months to July 31		Nine Months to July 31	
	2002	2001	**2002**	2001
	$	$	**$**	$
Accounts receivable	**(3)**	3	**(18)**	(21)
Inventories	**(10)**	(6)	**(18)**	(26)
Accounts payable and deferred income	**(8)**	(6)	**(30)**	18
Income taxes	**19**	(28)	**25**	(18)
Foreign exchange and other	**6**	-	**4**	(11)
	4	(37)	**(37)**	(58)

[All tabular amounts in millions of Canadian dollars, except where noted]

6. SEGMENTED INFORMATION

	Three Months July 31, 2002				Three Months July 31, 2001			
	Life Sciences	Health	Proteomics	Total	Life Sciences	Health	Proteomics	Total
Net revenues	269	181	1	451	226	180	1	407
Operating income	52	19	(12)	59	36	18	(12)	42
Revenues by products and services:								
Medical isotopes				86				84
Analytical equipment				58				41
Pharmaceutical research services				125				101
Clinical laboratory services				135				124
Distribution and other				46				56
Proteomics				1				1

	Nine Months July 31, 2002				Nine Months July 31, 2001			
	Life Sciences	Health	Proteomics	Total	Life Sciences	Health	Proteomics	Total
Net revenues	781	533	3	1,317	684	522	2	1,208
Operating income	160	41	(38)	163	100	51	(38)	113
Revenues by products and services:								
Medical isotopes				252				254
Analytical equipment				160				117
Pharmaceutical research services				369				313
Clinical laboratory services				388				359
Distribution and other				145				163
Proteomics				3				2
Total assets at July 31	1,924	445	169	2,537	1,729	476	148	2,353

7. CONTINGENT GAIN

During the quarter, a partnership in which MDS has a 50% interest was awarded US$52 million in damages related to a patent infringement claim. The defendant in this case has since appealed this judgement. We are not able to estimate the amount or timing of receipt of our share of this award and consequently we have not recognized it as a receivable in these financial statements.

8. FIGURES

Certain figures for the previous period have been reclassified to conform with the current period's financial statement presentation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: **September 19, 2002**

MDS INC.

By: /s/ Peter Brent
Peter Brent
Senior Vice President & General Counsel
and Corporate Secretary